FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 7, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for July 7, 2009 and incorporated by reference herein is the Registrant’s immediate report dated July 7, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: July 7, 2009

The Legacy Modernization Company

July 2009

Disclaimers

This presentation contains forward looking statements. Such statements invoke various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company products, successful implementation of the company products, competitive factors, the ability to manage the company’s growth, and the ability to recruit additional personnel.

Safe Harbor

BluePhoenix Proprietary and Confidential

This document may be used in its complete form only, and is solely for the use of
BluePhoenix employees and authorized personnel. The material herein is proprietary to BluePhoenix and any unauthorized reproduction of any part thereof is strictly prohibited. In consideration of the receipt of this document and the associated literature, the recipient agrees not to disclose or otherwise use or make this document available to individuals outside the group directly responsible for the evaluation of its contents, or any third party.

Russia
Denmark
Germany
UK
Romania
New York
Cary, NC
San Antonio, TX
Italy
Cyprus
Israel
India

3

BLUEPHOENIX

Company Overview

The BluePhoenix Vision

To strengthen our leadership in the legacy modernization market by supplying highly automated migration tools and services that provide added business value and rapid ROI to our customers

NASDAQ & TASE: BPHX

Main Offices:

Cary, NC and San Antonio, TX

Copenhagen, Denmark

St. Petersburg, Russia

Herzliya, Israel

# of Employees:

~800 (~350 OffShore)

Company at a Glance

Leader in fast growing modernization market

Large market opportunity ($15 billion through 2015)

Wide-range of proven automated tools & solutions

Global blue-chip customer base

Proven consolidator with future M&A possibilities

Modernizing the Enterprise

Any

Mainframe, AS/400

COBOL, Natural,

PowerBuilder,

COOL: Gen, RPG

VSAM, IMS, IDMS,

ADABAS

Legacy

Data

Platforms

Applications

Databases

Modern

Oracle, Microsoft, DB2

Java, .NET,
Visual RPG

.NET, Unix, Linux

Any

BluePhoenix

Tools & Services

Key Drivers for Legacy Modernization

Cost – Downturn economy drives the need to modernize legacy IT systems as a significant portion of these budgets are allocated to the maintenance.

The skills crisis – Organizations should not be surprised to find that 25% to 30% of their employees with legacy skills will be eligible to retire in the next three years.

The agility gap — IT teams are struggling to match business user demands for changes in services, particularly at the application level.

Technology obsolescence/opportunity — Older technologies
can move out of support, as vendors focus their attention on fighting for market share with newer releases.

Portfolio diversity — Most IT management teams are trying to manage too many different systems, incurring substantial
additional costs through unnecessary diversity.

Gartner Research: Key Issues for IT Modernization,  February 2008

Business Focus

Legacy
Modernization

AS/400 & System i

Modernization

'000s of Legacy
Databases &

Applications

Platform Migration

$15B Market

Through 2015

$500K Average

Project Size

Service Based on
Automated Tools

Modernization +

Application

Development

& Maintenance

Recurring

Revenue

Ongoing Cash

Flow

Professional

Services

Large Market

Opportunity

AS/400 Sales in

Decline

~ 500K AS/400 WW

$25K Entry Point

Product Based

BluePhoenix Leading Legacy Modernization

"A strong modernization offering that should be on
anyone's shortlist."

"Particularly strong client bases in the banking and
financial services, insurance, automotive and
government industries.”

“One of the most impressive customer reference
stories: Merrill Lynch.”

“Brings together several tools to automate the
modernization of legacy applications with a strong
methodology and an experienced team of
modernization specialists."

NEW YORK LIFE
IVECO SERIES
Eddie Bauer
TELUS the future is friendly
TOYOTA
Desjardins
IBM
EXPORT-IMPORT BANK of the UNITED STATES
citi
AXA
CareFirst BlueCross BlueShield
LAWSON PRODUCTS, INC.
Aflac
NYCERS RETIREMENT AND BENEFITS
Swedbank
VOLVO
Merrill Lynch
SDC UDVIKLING A/S
Legal & General
The Clearing Corporation

9
BLUEPHOENIX

Selected Customers (*)

(*) Partial list

IBM Business Partner

Microsoft GOLD CERTIFIED Partner

CAPITA LIFE & PENSIONS SERVICES

EDS

Sun microsystems

MICRO FOCUS

logicaCMG

ORACLE PARTNERNETWORK

ncs making IT happen

amdocs

TEMENOS™

ORDINA

perotsystems

10
BLUEPHOENIX

Selected Solution Partners

ADVANCED

Competitive Landscape

Need to convince CIOs to do the project on their watch

“Competition” form IT departments that maintain old systems

BluePhoenix advantage: demonstrated ROI and operational
improvements

Internal IT
Departments

Labor-based solutions

Companies such as TCS (Tata Consulting Services), WIPRO, Patni, and
Infosys

BluePhoenix advantage: Proven, automated tools that give the client visibility into the process and the opportunity to test the solution prior to implementation

Small software and services companies

Solutions for certain problem that clients face

BluePhoenix advantage: “one-stop shop” with comprehensive
solutions for a wide range of client demands

Indian Offshore
Companies

Companies such as IBM, Accenture, Capgemini, and EDS

Competition, but also partners

BluePhoenix advantage: Proprietary tools that are more advanced than the capabilities of System Integrators; BluePhoenix competes against
System Integrators and acts as a subcontractor for System Integrators

System
Integrators

Small
“Mom & Pops”

Strategic Agenda

Aggressive expansion via direct sales and marketing

Partner with global and local SI’s and technology suppliers

Focus on selling our tools to SI’s as S/W license

Acquisition of complementary tools and technologies

Expansion of offshore facilities for R&D and delivery

Continuous cost reductions via efficiency improvements
plans and lower cost resources

Financial Overview

Revenue Growth

* Non GAAP - Excluding discontinued operations

50.6

61.4

81.2

91.8

45

47

49

51

53

55

57

59

61

63

65

67

69

71

73

75

77

79

81

83

85

87

89

91

93

2005

2006

2007

2008

Profit and Loss Non-GAAP

Non-GAAP results  excludes Capitalization, Depreciation, Amortization, FAS123R
(ESOP),  Impairment and discontinued operation, restructuring and acquisition related charges and  non-cash financial and other expenses.

($ in 000s)

2006

2007

2008

Q1/09

Revenue

$61,375

$81,222

$91,745

$20,500

Gross Profit

39,381

55,211

54,823

12,095

Gross Margin (%)

64%

68%

60%

59%

Operating Profit

7,586

14,002

9,249

2,614

Operating Margin (%)

12%

17%

10%

13%

Net Profit

6,323

12,472

7,512

1,371

EPS (Non-GAAP)

$0.44

$0.68

$0.34

$0.07

Balance Sheet   ($ in millions)

31-Mar-2009

31-Dec-2008

ASSETS

Cash

29.7

30.3

Total Current Assets

59.6

62.2

Total Assets

135.1

140.0

LIABILITIES

Total Current Liabilities

28.8

29.8

Long Term Debt *

14.3

16.8

Shareholders Equity

91.9

93.3

Total Liabilities and Equtiey

135.1

140.0

* Maturity over 5 years period, bear an average interest of Libor + 2.7%.

Share Capital as of March 31, 2009

# Shares

Outstanding shares*

20,865,331

Exercise

price

Term

Warrants

$6.50

Sep. 09

285,714

Warrants

$4.50

Sep. 11

200,000

Warrants

$21.88

Nov. 12

800,000

WAEP

ESOP

$4.07

1,280,510

RSUs

560,166

Fully Diluted

23,991,721

* Does not include 2,371,240 treasury shares

Thank You

NASDAQ and TASE: BPHX

www.bphx.com